Exhibit 1

Corus Entertainment Inc. - Fourth Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended		Twelve months ended
(thousands of Canadian dollars except	August 31		August 31
per share data)	2005	2004	2005	2004
Revenues	175,279	162,959	683,069	666,804
Segment profit
Radio	15,783	16,234	69,005	60,042
Television	30,756	28,712	140,782	125,055
Content	1,772	108	3,568	(83,721)
Corporate	(5,972)	(2,609)	(18,611)	(10,970)
Eliminations	232	392	567	(8)
	42,571	42,837	195,311	90,398

Net income (loss)	9,662	14,018	71,114	(23,137)
Earnings (loss) per share
Basic	$0.23	$0.33	$1.66	$(0.54)
Diluted	0.22	0.33	1.65	(0.54)
Weighted average number of shares outstanding (in thousands)
Basic	42,793	42,739	42,761	42,719
Diluted	43,412	42,831	43,095	42,719

Significant Events in the Quarter

•	On May 30, 2005, Corus completed the Astral radio asset transaction. Under the terms of the deal, Corus acquired seven AM stations and one FM station and sold five FM stations to Astral Media Inc.
•
On June 1, 2005, the Radio-Television News Directors Association of Canada presented CKNW News-Talk 980 in Vancouver with a regional award in the Large Market Category for the program Crystal Meth - A Special Investigation.

•	On June 2, 2005, The Association of Canadian Advertisers commended Corus Radio for the Company's “radio performance guarantee”.
•
On June 2, 2005, the Alliance for Children and Television (ACT) awarded Corus Entertainment with six awards including:  Award of Excellence, Animation 9-14, for Delta State, produced by Nelvana Ltd.; and Best Program for YTV’s This is Daniel Cook.

•	On June 6, 2005, Telelatino announced the availability of Super Trio Italiano, a suite of digital channels, in Montreal and Gatineau areas in Quebec through Vidéotron.
•	On June 12, 2005, the Franklin Children's Garden opened on the Toronto island.
•
On June 20, 2005 Nickelodeon announced a pick-up of 20 new episodes of Nelvana’s Miss Spider’s Sunny Patch Friends. In its inaugural season on Nick Jr., the show ranked third among all new preschool series on commercial television. The Backyardigans, also co-produced by Nelvana was ranked second.

•
On June 28, 2005 the Association of Canadian Advertisers announced that Corus’ President and Chief Executive Officer, John Cassaday, would be the recipient of the ACA Gold Medal Award. The award is presented to an individual who has made an outstanding contribution to the advancement of marketing communications in Canada.

•	On June 28, 2005, Corus Entertainment won 19 PROMAX Promotion and Marketing awards including ten gold awards. Corus also won two awards at the Worldfest Film Festival in Houston.

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•
On July 7, 2005 Corus announced the launch of a video-on-demand channel, Vortex on Demand with Comcast for the U.S. market. This marks a new platform for the delivery of Nelvana content as well as recognition of the appeal of its programming library.

Significant Events Subsequent to the Quarter

•	On September 16, 2005, Corus announced that the Movie Central service would be available for broadcast in High Definition to Bell Express Vu customers.
•
On September 29, 2005 Corus hosted its annual Investor Day. Financial guidance for fiscal 2006 was given as follows: segment profit of between $210 to $220 million and free cash flow of between $70 to $85 million.

•
On October 14, 2005, the Copyright Board of Canada announced its decision to increase royalties paid by commercial radio stations to the Society of Composers, Authors and Music Publishers of Canada (SOCAN) and the Neighbouring Rights Collective of Canada (NRCC) for their use of music from 2003 to 2007.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2004 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The fourth quarter was highlighted by strong revenue growth and excellent operating performance from our Radio, Television and Content segments. Net income for the quarter was $9.7 million on revenues of $175.3 million, compared to $14.0 on revenues of $163.0 million in the prior year. Consolidated results were negatively impacted by a charge for the increase in the performing rights tariff retroactive to fiscal 2003. Television delivered segment profit growth of 7%, while Content contributed another quarter of positive segment profit.

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Fourth Quarter Results

Revenues

Revenues for the fourth quarter were $175.3 million, an increase of 8% over $163.0 million last year. Radio and Television experienced increases of 12% and 7% respectively driven by exceptionally strong advertising sales growth, while Content revenues were up 1% from the prior year.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the fourth quarter were $132.7 million, up 10% from $120.1 million in the prior year. Radio expenses were up 18% as the ex-Astral stations acquired at the beginning of the quarter were integrated into the Quebec cluster. Corporate expenses were up by $3.4 million as a result of incentive- and stock-based compensation and the costs of regulatory compliance associated with the Sarbanes-Oxley Act.

Depreciation

Depreciation expense for the fourth quarter was $5.9 million, a decrease of $0.5 million from last year. This decrease reflects a lower capital cost base.

Amortization

Amortization expense for the fourth quarter was $1.1 million, down from $1.3 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the fourth quarter was $14.3 million, up from $13.6 million last year. The increase results from the fact that the Company terminated its fixed-to-floating interest rate swap agreement in the third quarter of fiscal 2005. The effective interest rate for the fourth quarter was 9.4% compared to 8.5% in the prior year reflecting the absence of interest savings from the fixed-to-floating interest rate swap.

Other expense (income), net

Other expense for the fourth quarter was $5.3 million, compared to income of $3.2 million in the prior year. The fourth quarter includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million, while the prior year includes an unrealized derivative transaction gain of $2.5 million and foreign exchange gains of $1.4 million.

Income taxes

The effective tax rate for the fourth quarter was 36.0%, compared to the statutory rate of 36.3%. This difference reflects the geographical allocation of the Company’s taxable income.

Net income

Net income for the fourth quarter was $9.7 million, down from $14.0 million last year. Earnings per share for the fourth quarter were $0.23 basic and $0.22 diluted, compared with $0.33 basic and diluted last year.

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Year to Date Results

Revenues

Revenues for the year were $683.1 million, up 2% from $666.8 million last year. Radio and Television experienced increases of 11% and 7% respectively, while Content was down 27% from the prior year primarily due to lower merchandising revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the year were $487.8 million, down 15% from $576.4 million in the prior year. The third quarter of fiscal 2004 includes a write-down in film investments of $85.0 million. Excluding the write-down, direct cost of sales, general and administrative expenses experienced a 1% decrease.

Depreciation

Depreciation expense for the year was $23.7 million, a decrease of $2.0 million from $25.7 million last year. This change reflects a lower capital cost base due to reduced capital expenditures and existing assets becoming fully depreciated.

Amortization

Amortization expense for the year was $4.6 million, down from $7.3 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the year was $55.6 million, up from $55.3 million last year primarily due to lower savings generated by a fixed-to-floating interest rate swap in fiscal 2005 compared to fiscal 2004. The effective interest rate for the year was 9.1% compared to 8.6% in the prior year. This increase reflects a higher ratio of fixed rate debt in fiscal 2005 as the Company repaid its floating rate bank loans in the first quarter.

Other expense (income), net

Other income for the year was $5.5 million, compared to $4.9 million in the prior year. The current year includes net derivative transaction gains of $4.4 million, foreign exchange gains of $3.3 million, a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million, while the prior year includes net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million.

Income taxes

The effective tax rate for the year was 36.6%, compared to the statutory rate of 36.3%. This difference reflects the geographical allocation of the Company’s taxable income and the non-deductibility of stock-based compensation.

Net income

Net income for the year was $71.1 million, up from a loss of $23.1 million last year. Earnings per share were $1.66 basic and $1.65 diluted, compared with a loss per share of $0.54 basic and diluted last year.

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Radio

The Radio division comprises 53 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

(Unaudited)	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	65,270	58,316	252,685	227,868
Direct cost of sales, general and administrative expenses	49,487	42,082	183,680	167,826
Segment profit	15,783	16,234	69,005	60,042

Revenues for the fourth quarter were $65.3 million, up 12% from the corresponding period last year. Revenue growth continued across Canada, particularly in Quebec which benefited from the newly acquired stations. Local and national airtime sales for the division increased over the prior year by 9% and 15%, respectively. Advertising spending across Canada has been strong and collectively, Corus Radio stations out-paced the growth in advertising in important Toronto and Montreal markets, according to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the quarter ended August 31, 2005.

Revenues for the year were $252.7 million, up 11% from the corresponding period last year as our stations continued to be well positioned to take advantage of a strong advertising market. This growth was experienced across Canada, and in both local and national advertising. Based on the TRAM report Corus stations generated advertising growth of 11.3%, compared to total market growth of 8.7%.

Direct cost of sales, general and administrative expenses for the fourth quarter were $49.5 million, up 18% from the corresponding period last year. This increase results from the integration of the eight newly acquired stations in Quebec and the increase in the performing rights tariff.

Direct cost of sales, general and administrative expenses for the year were $183.7 million, up 9% from last year, mainly due to higher variable costs such as sales commissions and copyright fees, as well as higher on-air talent compensation costs and Quebec integration costs.

Segment profit for the fourth quarter was $15.8 million, a decrease of 3% over the corresponding period last year as Corus integrated the newly acquired stations. Segment profit for the year was $69.0 million, up 15% from the corresponding period last year as the strong revenue growth of the first three quarters continued through the fourth quarter. Segment profit for fiscal 2005 includes the $2.6 million negative impact of the newly announced tariff rates imposed by the Copyright Board for 2005. The retroactive portion for fiscals 2003 and 2004 of $3.8 million has been reflected in “Other expense (income), net”.

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Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 40% interest in Teletoon and a 19.9% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Corus Custom Networks, a cable advertising service; three conventional television stations; and Max Trax, a residential digital audio service.

Financial Highlights

(Unaudited)	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	83,449	78,257	354,201	332,349
Direct cost of sales, general and administrative expenses	52,693	49,545	213,419	207,294
Segment profit	30,756	28,712	140,782	125,055

Revenues for the fourth quarter were $83.4 million, up 7% over the corresponding period last year. Revenue growth was driven by continued advertising growth of 7% and subscriber growth of 6%, while other non-broadcast related revenues were down in the quarter. On the advertising side, the strong growth was driven by CMT, W Network and Teletoon. Specialty advertising revenues grew 11% over the prior year’s quarter. The subscriber revenue growth was driven by Movie Central, Corus’ western-based pay television service which grew by 10% in the fourth quarter and finished the quarter with 748,000 subscribers, up 6% from 707,000 at August 31, 2004.

Revenues for the year were $354.2 million, up 7% from last year. Advertising revenues were up 9% for the year and subscriber revenues were up 5% over the prior year. Specialty advertising revenues grew 13% over the prior year.

Direct cost of sales, general and administrative expenses were $52.7 million for the fourth quarter, up 6% from the prior year. The increase was primarily due to higher overall cost of sales and higher variable costs associated with increased revenues. Amortization of program and film rights, included in direct cost of sales, increased as a result of a higher proportion of blockbuster movies acquired at Movie Central. These same factors contributed to direct cost of sales, general and administrative expenses for the year of $213.4 million, up 3% from the corresponding period last year.  These increased costs were offset by effective cost containment in general and administrative overhead.

Segment profit for the fourth quarter was $30.8 million, up 7% from the prior year. Segment profit for the year was $140.8 million, up 13% from last year.

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Content

The Content division consists of the production and distribution of television programs and the sale and licensing of related products.

Financial Highlights

(Unaudited)	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	27,950	27,739	82,318	112,639
Direct cost of sales, general and administrative expenses	26,178	27,631	78,750	196,360
Segment profit	1,772	108	3,568	(83,721)

Revenues for the fourth quarter were $28 million, an increase of 1% from the prior year.  During the quarter Content produced 12 episodes, primarily of 6Teen and The Backyardigans, plus four direct-to video features, compared to 33 episodes in the prior year. The increase in revenues despite lower episode delivery came as a result of service revenue and music royalties, as well as first-window sales related to earlier deliveries. Revenues for the year were $82.3 million, down 27% from last year.  Revenues were down for the year due primarily to the decline in Beyblade revenue in both broadcast sales and licensing. Included in Content’s revenues are $6.1 million in intercompany revenues, unchanged from the prior year. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the fourth quarter were $26.2 million, down by 5% from the prior year.  Direct cost of sales, general and administrative expenses for year were $78.8 million, down 60% from the prior year.  In the third quarter of fiscal 2004, the Content division recorded an $85.0 million write-down of its film investments. Excluding the write-down, direct cost of sales, general and administrative expenses were down 29%, reflecting lower costs of sales associated with lower revenues.

Segment profit for the fourth quarter was $1.8 million, compared to $0.1 million last year.  Segment profit for the year was $3.6 million, compared to a loss of $83.7 million last year. The Content division continues to perform in line with the Company’s expectations.

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Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Financial Highlights

(Unaudited)	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Stock-based compensation	2,178	322	6,766	2,984
Other general and administrative costs	3,794	2,287	11,845	7,986
General and administrative expenses	5,972	2,609	18,611	10,970

General and administrative expense increased to $6.0 million in the fourth quarter from $2.6 million in the same period last year. General and administrative expenses for the year increased to $18.6 million from $11.0 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units and the issuance of stock options. The increase in the quarter and year reflects the impact of Corus’ higher average share price in fiscal 2005 on expenses related to the Company’s Performance Share Units, as well as an additional year of expensing stock options.

The increase in other general and administrative costs of $1.5 million in the fourth quarter and $3.9 million for the year relate primarily to increased costs of information technology and implementation costs associated with compliance with the Sarbanes-Oxley Act.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended August 31, 2005. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2004.

(thousands of	Revenues	Segment profit	Net income	Earnings (loss) per share
Canadian dollars)		(loss)	(loss)	Basic	Diluted
2005
4th Qtr	175,279	42,571	9,662	$0.23	$0.22
3rd Qtr	171,890	52,351	19,430	0.45	0.45
2nd Qtr	155,300	38,024	12,945	0.30	0.30
1st Qtr	180,600	62,365	29,077	0.68	0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19	0.19
1st Qtr	184,962	57,269	5,700	0.13	0.13

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Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2004, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•
The first quarter of fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million ($0.42/share).

•
The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2004.

Financial Position

Total assets at August 31, 2005 were $1.93 billion compared to $1.87 billion at August 31, 2004. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2004.

Current assets increased by $49.5 million. Cash and cash equivalents increased by $42.9 million. Accounts receivable increased by $11.7 million as a result of increased revenues at Radio and Television.

Non-current assets increased by $6.9 million. Tax credits receivable increased by $1.5 million due to accruals made related to film production. Property, plant and equipment decreased by $6.1 million as capital expenditures of $19.2 million were offset by depreciation of $23.7 million and asset disposals of $2.1 million. Program and film rights (current and non-current) increased by $23.1 million, as accruals for acquired rights of $133.5 million were offset by amortization of $110.6 million. Film investments increased by $1.6 million, as net film spending of $49.4 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $3.7 million due primarily to amortization. Broadcast licenses increased by $5.5 million as a result of the Quebec radio station swap and an impairment provision of $4.1 million, while goodwill decreased by $9.2 million as a result of the sale of Locomotion’s assets and the Quebec radio station swap.

Current liabilities increased by $9.3 million. Accounts payable and accrued liabilities increased by $10.8 million and income taxes payable decreased by $1.5 million. Accounts payable and accrued liabilities related to working capital increased by $10.3 million, due to the timing of trade accounts payable and the impact of higher performing rights tariffs, while non-working capital accruals for program rights and film investments increased by $0.5 million.

Non-current liabilities decreased by $21.9 million. Long-term debt decreased by $84.0 million, resulting from repayments of $34.0 million and foreign exchange translation adjustments. Deferred credits

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increased by $49.6 million, as payments of $9.9 million for public benefits related to acquisitions were offset by $47.2 million in translation adjustments for cross-currency agreements and other working capital adjustments. Net future tax liability (including current asset) increased by $10.9 million primarily as a result of the utilization of tax loss carryforwards. Other long-term liabilities increased by $6.7 million as a result of an increase in the long-term portion of program rights accruals.

Share capital increased by $1.9 million primarily as a result of the exercising of employee stock options. Contributed surplus increased by $2.3 million as a result of expensing stock options for the period. Cumulative translation adjustment decreased by $3.0 million primarily due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $28.5 million in the fourth quarter, and increased by $42.9 million in the twelve months ended August 31, 2005.

Cash provided by operating activities for the fourth quarter was $41.3 million, compared to $24.8 million last year. An increase in net income adjusted for non-cash items of $1.9 million and decrease of $20.2 million in change to non-cash working capital was offset by an increase in film expenditures of $6.7 million. Cash provided by operating activities for the year was $102.4 million compared to $84.9 million in the prior year. An increase in net income adjusted for non-cash items of $5.8 million and reduced non-cash working capital of $20.6 million were offset by an increase of $7.1 million in program rights expenditures.

Cash used in investing activities was $11.5 million for the fourth quarter compared to $10.9 million last year. Cash used in investing activities for the year was $22.5 million, compared to $32.4 million in the prior year, as there were reduced requirements for cash for investments, as well as proceeds from the sale of non-core assets.

Cash used in financing activities in the fourth quarter was $1.4 million compared to a source of $1.3 million last year. Cash used in financing activities for the year was $37.1 million, compared to $1.1 million in the prior year, as the Company paid down its U.S. dollar denominated bank loan balance of $34.0 million in the first quarter of fiscal 2005.

Net debt and adjusted net debt

At August 31, 2005, net debt was $307.1 million, down from $433.9 million at August 31, 2004. Adjusted net debt at August 31, 2005 was $465.9 million, down from $545.5 million at August 31, 2004. Adjusted net debt to adjusted segment profit at August 31, 2005 was 2.4 times, down from 3.1 times at August 31, 2004.

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Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2004, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

Free cash flow

	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities	41,346	24,783	102,416	84,912
Investing activities	(11,476)	(10,873)	(22,455)	(32,425)
Free cash flow	29,870	13,910	79,961	52,487

Net debt and adjusted net debt

(thousands of Canadian dollars)	As at August 31, 2005	As at August 31, 2004
Long-term debt	445,162	529,139
Cash and cash equivalents	(138,086)	(95,231)
Net debt	307,076	433,908
Unrealized cumulative foreign exchange gains	158,838	111,625
Adjusted net debt	465,914	545,533

Adjusted net debt to adjusted segment profit

(thousands of Canadian dollars except ratios)	As at August 31, 2005	As at August 31, 2004
Adjusted net debt [numerator]	465,914	545,533
Adjusted segment profit
Segment profit (1)	195,311	90,398
Write-down of film investments (1)	-	85,000
Adjusted segment profit (denominator)	195,311	175,398
Adjusted net debt to adjusted segment profit	2.4	3.1

(1)    Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” of Management’s Discussion and Analysis.

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CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at August 31,	As at August 31,
(in thousands of Canadian dollars)	2005	2004
		(revised - note 13(b))
ASSETS
Current
Cash and cash equivalents	138,086	95,231
Accounts receivable	155,343	143,641
Prepaid expenses and other	10,948	9,674
Program and film rights	93,725	92,786
Future tax asset	6,498	13,719
Total current assets	404,600	355,051

Tax credits receivable	12,292	10,774
Investments and other assets	36,886	41,683
Property, plant and equipment, net	76,041	82,105
Program and film rights	54,715	32,523
Film investments [note 3]	58,417	56,867
Deferred charges	15,560	19,305
Broadcast licenses	514,552	509,040
Goodwill [note 4]	755,301	764,518
	1,928,364	1,871,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	172,236	161,397
Income taxes payable	3,049	4,567
Total current liabilities	175,285	165,964

Long-term debt [note 5]	445,162	529,139
Deferred credits [note 6]	195,789	146,164
Future tax liability	147,744	144,085
Other long-term liabilities	22,895	16,203
Non-controlling interest	11,227	9,131
Total liabilities	998,102	1,010,686

SHAREHOLDERS’ EQUITY
Share capital [note 7]	885,911	884,053
Contributed surplus	3,558	1,287
Retained earnings (deficit)	50,802	(17,122)
Cumulative translation adjustment [note 11]	(10,009)	(7,038)
Total shareholders’ equity	930,262	861,180
	1,928,364	1,871,866

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

October 25, 2005

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

[unaudited]	Three months ended		Twelve months ended
(in thousands of Canadian dollars	August 31,		August 31,
except per share amounts)	2005	2004	2005	2004
Revenues	175,279	162,959	683,069	666,804
Direct cost of sales, general and administrative expenses	132,708	120,122	487,758	576,406
Depreciation	5,882	6,397	23,710	25,682
Amortization	1,129	1,345	4,577	7,276
Interest on long-term debt	14,285	13,593	55,561	55,276
Other expense (income), net	5,295	(3,189)	(5,494)	(4,937)
Income before income taxes and non-controlling interest	15,980	24,691	116,957	7,101
Income tax expense	5,749	9,682	42,810	26,925
Income (loss) before non-controlling interest	10,231	15,009	74,147	(19,824)
Non-controlling interest	(569)	(991)	(3,033)	(3,313)
Net income (loss) for the period	9,662	14,018	71,114	(23,137)
Retained earnings (deficit), beginning of period	43,270	(30,080)	(17,122)	8,135
Dividends paid	(2,130)	(1,060)	(3,190)	(2,120)
Retained earnings (deficit), end of period	50,802	(17,122)	50,802	(17,122)

Earnings (loss) per share [note 9]
Basic	$0.23	$0.33	$1.66	$(0.54)
Diluted	0.22	0.33	1.65	(0.54)

Weighted average number of shares outstanding[in thousands]
Basic	42,793	42,739	42,761	42,719
Diluted	43,412	42,831	43,095	42,719

See accompanying notes

Corus	13

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended August 31,		Twelve months ended August 31,
(in thousands of Canadian dollars)	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss) for the period	9,662	14,018	71,114	(23,137)
Add (deduct) non-cash items:
Depreciation	5,882	6,397	23,710	25,682
Amortization of program and film rights	26,776	24,472	110,630	105,549
Amortization of film investments	19,165	18,283	43,693	142,754
Other amortization	1,129	1,345	4,577	7,276
Future income taxes	(1,787)	5,660	8,601	600
Non-controlling interest	569	991	3,033	3,313
Foreign exchange losses gains	-	(1,343)	(2,747)	(2,057)
Stock-based compensation	2,178	322	6,766	2,984
Unrealized derivative losses (gains)	-	(2,468)	(3,278)	3,278
Broadcast license impairment	4,108	-	4,108	-
Other	2,014	126	1,769	(24)
Net change in non-cash working capital balances related to operations	18,498	(1,655)	2,235	(18,395)
Payment of program and film rights	(36,580)	(37,764)	(122,368)	(115,314)
Net additions to film investments	(10,268)	(3,601)	(49,427)	(47,597)
Cash provided by operating activities	41,346	24,783	102,416	84,912

INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,441)	(5,465)	(19,217)	(17,421)
Decrease (increase) in investments, net	1,571	(1,426)	665	(3,685)
Decrease in public benefits associated with acquisitions	(4,606)	(3,982)	(9,893)	(11,455)
Proceeds from sale of assets	-	-	6,822	136
Additions to deferred charges	-	-	(832)	-
Cash used in investing activities	(11,476)	(10,873)	(22,455)	(32,425)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	-	2,637	(34,017)	-
Decrease in other long-term liabilities	(191)	(234)	(820)	(911)
Issuance of shares under stock option plan	915	-	1,650	2,212
Dividends paid	(2,130)	(1,060)	(3,190)	(2,120)
Dividends paid to non-controlling interest	-	-	(937)	(521)
Other	-	-	208	210
Cash provided by (used in) financing activities	(1,406)	1,343	(37,106)	(1,130)
Net increase in cash and cash equivalents during period	28,464	15,253	42,855	51,357
Cash and cash equivalents, beginning of period	109,622	79,978	95,231	43,874
Cash and cash equivalents, end of period	138,086	95,231	138,086	95,231

See accompanying notes

Corus	14

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Each of our broadcasting businesses (Radio and Television) and our Content business have unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

2.    BUSINESS COMBINATIONS

Effective May 29, 2005, Corus completed an asset exchange with Astral Media Inc., that resulted in Corus acquiring eight stations in Quebec in exchange for five Corus-owned stations in Quebec, as well as other consideration including $2,500 in cash. This transaction was accounted for using the purchase method. The results of operations of the eight stations previously owned by Astral Media Inc. are included in Corus’ consolidated financial statements from the date of the transaction. Accrued liabilities include a severance accrual of approximately $1,676, which was substantially settled by year-end, except for accruals relating to salary continuance. No gain or loss was recorded on this transaction.

Corus	15

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

Consideration given:
Cash	(2,500)
Property, plant and equipment	1,958
Broadcast licenses	2,047
Goodwill	6,917
Transaction costs	908
9,330

Assigned value of net assets acquired:
Property, plant and equipment	2,750
Broadcast licenses	11,025
Accrued liabilities	(1,828)
Future tax liability	(2,617)
9,330

3.    FILM INVESTMENTS

	As at August 31, 2005	As at August 31, 2004
Projects in development and in process, net of advances	15,876	15,990
Completed projects and distribution rights	28,796	31,843
Investments in third party film projects	13,745	9,034
	58,417	56,867

4.    GOODWILL AND BROADCAST LICENSES

During the second quarter the Company sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6,200 purchase price. The purchase price is to be paid out over three years and a portion is subject to certain performance related holdbacks. There was a reduction of $2,300 in goodwill, and an immaterial loss was recorded on this disposition.

As discussed in note 2, during the third quarter the Company completed the exchange of certain radio stations in Quebec with Astral Media Inc. This transaction resulted in a reduction of $6,917 in goodwill and an increase of $8,978 in broadcast licenses.

At August 31, 2005 the Company performed its annual impairment test of goodwill and broadcast licenses and determined that there was an impairment of $4,108 in the broadcast licenses related to three radio stations. This impairment charge is included in “Other expense (income), net”.

Corus	16

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

5.    LONG-TERM DEBT

	As at August 31, 2005	As at August 31, 2004
Senior subordinated notes
Principal amount translated into Canadian dollars at hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(158,838)	(111,625)
Senior subordinated notes translated at the current rate	445,162	492,375
Bank loans	-	36,764
	445,162	529,139

Effective January 31, 2005 the Company’s credit facility, including bank loans, with a syndicate of banks was amended. The amendment resulted in an extension of the maturity of the facility to January 31, 2009. The amount committed is $215,000 which is available on a revolving basis and repayable at maturity. Other terms of the amended credit facility are substantially similar to the prior credit facility.

6.    DEFERRED CREDITS

	As at August 31, 2005	As at August 31, 2004
Public benefits associated with acquisitions	21,209	31,102
Cross-currency agreements translated into Canadian dollars at the current rate	158,838	111,625
Unearned revenue from distribution and licensing of film rights	12,320	2,800
Other	3,422	637
	195,789	146,164

7.    SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Corus	17

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2004 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2004	1,724,929	26,715	41,014,099	857,338	884,053
Issuance of shares under Stock Option Plan	-	-	64,020	1,650	1,650
Repayment of executive stock purchase loans	-	-	-	208	208
Balance, August 31, 2005	1,724,929	26,715	41,078,119	859,196	885,911

There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During fiscal 2005, the Company granted 443,600 stock options with a weighted average exercise price of $23.80 per share, and a term of seven and a half years. The weighted average fair value of the stock options granted in fiscal 2005 was $9.02 per option.

As at August 31, 2005, the Company has outstanding stock options for 3,438,489 Class B Non-Voting Shares, of which 2,529,331 are exercisable.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2005	Fiscal 2004
Expected life	Five Years	Five Years
Risk-free interest rates	4.31%	4.08% to 4.67%
Dividend yield	0.21%	0.19%
Volatility	35.98%	37.21% to 39.52%

The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three and twelve month periods of $559 and $2,271 respectively (2004 - $310 and $1,287 respectively) and this has been credited to contributed surplus.

Corus	18

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended August 31,		Twelve months ended August 31,
	2005	2004	2005	2004
Net income (loss)	9,662	14,018	71,114	(23,137)
Pro forma net income (loss)	9,418	13,717	69,598	(25,123)
Pro forma basic earnings (loss) per share	0.22	0.32	1.63	(0.59)
Pro forma diluted earnings (loss) per share	0.22	0.32	1.62	(0.59)

8.    BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 53 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing. Prior to the first quarter of fiscal 2005, the Content segment had been reported with two components: Content - production and distribution; and Content - branded consumer products. Corus has changed the structure of its internal organization such that the production and distribution of television products and the licensing of related products are managed as an integrated business process, and are not meaningful to view as separate business activities. Commencing with the first quarter of fiscal 2005, the results of the Content division have been disclosed in aggregate, and the corresponding items of segment information for earlier periods have been restated.

Except as noted above, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

Corus	19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

(a)    Revenues and segment profit

Three months ended August 31, 2005

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	65,270	83,449	27,950	-	(1,390)	175,279
Direct cost of sales, general and administrative expenses	49,487	52,693	26,178	5,972	(1,622)	132,708
Segment profit	15,783	30,756	1,772	(5,972)	232	42,571
Depreciation	1,825	2,307	838	912	-	5,882
Amortization	-	465	-	664	-	1,129
Interest on long-term debt	-	-	-	14,285	-	14,285
Other expense (income), net	7,882	40	(3,763)	1,136	-	5,295
Income before income taxes and non-controlling interest	6,076	27,944	4,697	(22,969)	232	15,980

Three months ended August 31, 2004

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	58,316	78,257	27,739	-	(1,353)	162,959
Direct cost of sales, general and administrative expenses	42,082	49,545	27,631	2,609	(1,745)	120,122
Segment profit	16,234	28,712	108	(2,609)	392	42,837
Depreciation	1,972	2,374	852	1,199	-	6,397
Amortization	-	644	-	701	-	1,345
Interest on long-term debt	-	-	-	13,593	-	13,593
Other expense (income), net	464	(246)	441	(3,848)	-	(3,189)
Income before income taxes and non-controlling interest	13,798	25,940	(1,185)	(14,254)	392	24,691

Year ended August 31, 2005

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	252,685	354,201	82,318	-	(6,135)	683,069
Direct cost of sales, general and administrative expenses	183,680	213,419	78,750	18,611	(6,702)	487,758
Segment profit	69,005	140,782	3,568	(18,611)	567	195,311
Depreciation	6,979	9,060	3,926	3,745	-	23,710
Amortization	-	1,859	-	2,718	-	4,577
Interest on long-term debt	-	-	-	55,561	-	55,561
Other expense (income), net	7,982	312	(3,641)	(10,147)	-	(5,494)
Income before income taxes and non-controlling interest	54,044	129,551	3,283	(70,488)	567	116,957

Corus	20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

Year ended August 31, 2004

	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	227,868	332,349	112,639	-	(6,052)	666,804
Direct cost of sales, general and administrative expenses	167,826	207,294	196,360	10,970	(6,044)	576,406
Segment profit	60,042	125,055	(83,721)	(10,970)	(8)	90,398
Depreciation	8,776	8,759	2,800	5,347	-	25,682
Amortization	787	3,687	-	2,802	-	7,276
Interest on long-term debt	-	-	-	55,276	-	55,276
Other expense (income), net	431	(1,047)	818	(5,139)	-	(4,937)
Income before income taxes and non-controlling interest	50,048	113,656	(87,339)	(69,256)	(8)	7,101

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)    Segment assets

	As at August 31, 2005	As at August 31, 2004
Radio	713,427	705,000
Television	878,323	855,186
Content	145,947	162,119
Corporate	191,963	151,782
Eliminations	(1,296)	(2,221)
	1,928,364	1,871,866

Assets are located primarily within Canada.

9.    EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings (loss) per share amounts.

	Three months ended August 31,		Twelve months ended August 31,
	2005	2004	2005	2004
Net income (loss) for the period [numerator]	9,662	14,018	71,114	(23,137)
Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,793	42,739	42,761	42,719
Effect of dilutive securities	619	92	334	-
Weighted average number of shares outstanding - diluted	43,412	42,831	43,095	42,719

Corus	21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

10.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Twelve months ended August 31,
	2005	2004	2005	2004
Interest paid	37	-	53,855	55,800
Interest received	1,085	796	2,995	2,135
Income taxes paid	6,904	13,541	36,279	38,568

11.    FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended August 31,		Twelve months ended August 31,
	2005	2004	2005	2004
Direct cost of sales, general and administrative expenses	(179)	(615)	(829)	(1,222)
Other expense (income), net	815	(1,412)	(3,338)	(2,245)
Total foreign exchange loss (gains)	636	(2,027)	(4,167)	(3,467)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2004	(7,038)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(3,418)
Other	447
Balance, August 31, 2005	(10,009)

12.  RELATED PARTY TRANSACTIONS

In the first quarter of fiscal 2005, Corus acquired a cable advertising business for $931 in cash from Shaw Communications Inc., a company subject to common voting control. All other related party transactions in the quarter were in the normal course of business, as described in note 26 of the Company’s consolidated financial statements for the year ended August 31, 2004.

Corus	22

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2005
(in thousands of Canadian dollars except share information)

13.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2005 consolidated financial statements.

(b)	The Company revised its balances for goodwill and future income taxes to reflect a correction in certain tax liabilities recorded in connection with acquisitions prior to fiscal 2003. The change was recorded as a reduction in goodwill and did not result in a change to net income to any previously reported period. The future tax liability and goodwill balances were each reduced by $25,000.

Corus	23